THE SCOTT LAW FIRM, P.A.
                      940 Northeast 79th Street, Suite A
                             Miami, Florida  33138

                                (305) 754-3603
                           facsimile (305) 754-2668
                             wscott@wscottlaw.com

                                             December 15, 2005


Mr. Michael McTiernan
Special Counsel
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE: Atlas Futures Fund, Limited Partnership (the "Registrant" and the "Partnership")
     Post Effective Amendment No. 7 to Form S-1
     File No. 333-59976

Dear Mr. McTiernan,

     We have reproduced below the sole comment provided in our copy of your letter to the Registrant of December 13, 2005, and have supplied its response immediately thereafter. All changes are reflected in the Issuer's Post-effective Amendment No. 7 filed herewith.

SEC Comment 1: Please update your Item 512(a) undertakings in accordance with the amendments thereto that became effective as of December 1, 2005.

Response: We have revised Item 17, Undertakings, of Part II to the Registration Statement to comply with Item 512(a). Part II has been attached to this letter for your convenience.

     Additionally, we hereby acknowledge, on behalf of the Registrant, that:

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the Untied States.

     We are available to amplify or clarify our response.

                                             Very truly yours,


                                             /s/ William S. Scott
                                             William Sumner Scott
                                             For the Firm

WSS/lf

cc:  Ashley Capital Management, Inc.
     General Partner